U.S. SECURITIES AND
EXCHANGE COMMISSION
Washington, DC  20549
FORM 10-SB
AMENDMENT NO. 3


FILE NO. 0-29834
GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR
12(g) OF THE SECURITIES ACT OF 1934
ENVIRONMENTAL PRODUCTS GROUP, INC.
(Name of Small Business Issuer as specified in
its charter)
DELAWARE                           22-3639092


(State or other jurisdiction of         (IRS
Employer ID No.) incorporation or organization)
5230 South Service Road


Burlington, Ontario L7L 5K2 Canada
(Address of Principal Executive Offices)
Issuer's Telephone Number, including area code: (905)
332-3110
Securities registered pursuant to Section 12(b) of
the Exchange Act: None
Securities registered pursuant to Section 12(g) of
the Exchange Act: Common
Stock, $.001/share par value
INFORMATION REQUIRED IN REGISTRATION STATEMENT
PART I
Alternative 2
1. If the economy enters a severe recessionary period
with a concurrent collapse
of the new housing market, then the demand for
molding and trim products would
be reduced.
2. If the commodity price for the raw material
substrates (wood and wood
composite products) were to decrease the Company
could experience margin and
profit pressure.
3. Pending U.S. / Canadian trade disputes relative to
steel, plastics, etc.
could prevent the Company from being price
competitive in the U.S. if the
Company manufactured only in Canada (as is the
present case). Expansion into the
U.S. of its manufacturing capabilities would
necessitate additional financing
and put pressure on the Company's profits and cash
flows.
Given these circumstances, the reader should not
place undue
reliance on such
forward-looking statements. The Company disclaims any
obligation to update any
such factors or to publicly announce the result of
any revisions to any of the
forward-looking statements contained elsewhere in
this document.
Description of the Business/Properties
Environmental Products Group, Inc. ("Company") was
originally incorporated
December 1, 1976 as Axelson Advertising and Research,
Inc. in the State of Utah.
The Company was merged into District Corporation, a
Nevada corporation, formed
November 14, 1990 and was subsequently merged into
Environmental Satellite
Corporation, a Delaware corporation, formed on
September 26, 1990. The Company's
name was changed to Versatech Environment Group, Inc.
on July 9, 1993 and
changed to Environmental Products Group, Inc. on
October 21, 1998.
1. Recent Consolidation
In November 1998 the Company, through a number of
transactions, acquired
Formulated Mouldings (Canada) Inc. ("FMCI"),
Environmental Shelter Corporation
Inc. ("ESC") and Environmental Fuel Technology, Inc.
("EFT"). In addition, the
Company also purchased a promissory note of FMCI from
The Reclamation (US) Corp.
The terms and conditions of these transactions are as
set forth below.
EFT owned all right, title and interest in and to
proprietary information
concerning the production of fuel from scrap
containerboard waste and other
material. The Company acquired that know-how by way
of an agreement and plan of
reorganization (the "EFT Plan"). Under the terms of
the EFT Plan, the Company
issued 544,500 shares of its voting common stock to
the shareholders of EFT in
exchange for all of the outstanding shares of EFT
common stock. Under the EFT
Plan, EFT is now a wholly owned subsidiary of the
Company. Certain officers of
the Company were also officers and/or shareholders of
EFT (see Item 11 herein
for further details).
ESC owned all right, title and interest in and to
proprietary technology and
know-how regarding the production of extruded plastic
sheeting from scrap diaper
and other materials. These materials were then
designed to be used in connection
with plastic shelters. The Company acquired this
technology by way of an
agreement and plan of reorganization (the "ESC
Plan"). Under the ESC Plan, the
Company issued 665,000 voting common shares in
exchange for all
of the
outstanding common stock of ESC thereby causing ESC
to become a wholly owned
subsidiary of the Company. Certain officers of the
Company were also officers
and/or shareholders of ESC (see Item 11 herein for
further details).
FMCI owned all right, title and interest in and to
proprietary information
concerning the production of extruded plastic
moldings from scrap diaper and
other material. The Company acquired that know-how by
way of an agreement and
plan of reorganization (the "FMCI Plan"). Under the
terms of the FMCI Plan, the
Company issued 7,180,426 shares of its voting common
stock to the shareholders
of FMCI in exchange for all of the outstanding shares
of FMCI common stock.
Under the FMCI Plan, FMCI is now a wholly owned
subsidiary of the Company.
Certain officers of the Company were also officers
and/or shareholders of FMCI
(see Item 11 herein for further details).
The Company also purchased a promissory note made by
FMCI in the principal
amount of $885,636.12 (Canadian). FMCI borrowed this
money from The Reclamation
(US) Corporation for a variety of purposes, including
without limitation,
working capital and research and development of its
extruded plastic molding
products. The Company issued 2,859,878 shares of its
voting common stock to
purchase the promissory note and subsequently
cancelled the note in exchange for
the acquisition of FMCI's technology. As a result of
the purchase, FMCI now owes
the Company the principal amount of the note. Certain
officers of the Company
were also officers and/or shareholders of The
Reclamation (US) Corporation.
As a result of the foregoing transactions, the
Company now owns FMCI, EFT and
ESC. All of these companies are involved in the
business of producing moldings,
fuel and shelter, respectively, from recycled plastic
materials. Thus, the
Company is now in a position to further expand its
abilities and technologies in
the use of recycled plastic materials.
2. Products
The subsidiary (FMCI) company produces a line of
paint grade decorative trim and
molding products for the construction industry. The
product is made from a
plastic compound (patent pending) utilizing an
extrusion process. The plastics
are purchased as clean recycled material produced as
scrap from other
manufacturers processes (diaper off-cuts, dental face
masks off-
cuts) as well as
from clean recovered traditional waste management
sources.
An extrusion process is the use of a plastic extruder
that, once fed into the
machine, the plastic is melted and forced through die
into the desired shape.
The plastic is then cut to size. An off-cut is the
surplus material that is
trimmed away by the cutting of the material to leave
the final product in the
shape intended ie.  In the case of a diaper it refers
to the cut out the portion
of the material where the child's legs must go
through.   This part will be
discarded and becomes scrap.
The formulation is a proprietary mix of the plastics
that has additives to
decrease the density, inhibit UV (ultra-violet light)
deterioration and to
ensure paint adhesion. The product contains no toxic
elements and has been
tested to demonstrate that it meets the same
inflammability standards as
equivalent wood products. The plastic is extruded
using standard extrusion
techniques and equipment.   An extruder is a piece of
equipment that melts small
plastic particles as they are forced through an
extrusion tube via a screw and
then forced out a die head which creates the required
profile shape.   This is
much like a tube of toothpaste being squeezed and the
paste coming out round
because of the round exit orifice.   Extrusion is
continuous versus moulding
which is batch manufacturing.   Extrusion is a less
expensive process than that
of moulding.
The raw materials are readily available as commodity
products in the industry
from numerous suppliers, with at least one supplier
in Canada offering volumes
in excess of 80 times the quantity that the Company
will require in the
foreseeable future.
The manufacturing extrusion lines are now modular in
nature and can be quickly
replicated. Once one extrusion line is setup and
running the same equipment can
be duplicated quite easily and the new line will
mirror the other. This is what
we refer to as modular in nature.   The Company's
financial plan for the next
two years will produce projected profits and revenues
as set forth below.
Projected Results
Year      Revenue                  Profit
# Extrusion
	Lines
1998        $5,000                  $(360,000)
Pilot Plant 1999        $4,153,000
$968,000                2

The current year loss represents the cost associated with the setup and operation of the pilot plant in Burlington, Ontario.
This plant allowed the
Company to perfect the formulation,
dies/calibrators/sizers and the profiles.
The small sales volumes reflect the fact that with the current low volume pilot plant extruder, the Company only began producing and selling product to the industry after the November 1998 trade show.
To accomplish the projected financial results the Company will require and additional capital infusion of some $700,000.
These funds must be raised
prior to the commencement of full production and therefore must be raised prior.
No additional funding is anticipated at this time as the Company can expand from internal cash flow.
The Company currently employs 10 people on its staff
(2 sales people, 3
executive people and 5 administrative staff).
However, with the commencement of
full time production, the number of full time employees is expected climb to 15.
With the installation of the second extrusion line the Company anticipates adding another 6 employees for production and 1 additional sales person for a total of 22 people.
The Company's product is available in the following industry standard profiles:
2 3/4" Colonial Casing


2 1/4"Colonial
Casing 2"
Colonial
Casing
4" Crown
Molding
2 3/4"
Colonial
Chair-rail
3/4" Quarter-
round
3/4" Cove
mounding
1 1/4"
Colonial Door
Stop 1
1/8"Lattice
4 1/8"
Colonial
Baseboard 3
1/8" Colonial
Baseboard


The Company expects to add additional profiles as demand in the market dictates.
With its process the Company can duplicate any profile currently supplied to the market for wood / wood composite materials. In the future, with additional capital investment, the Company will also manufacture competitive products for the form molded and injection molded trim market place (dental crown molding, dental chair rail, etc.).
Product Attributes
The Company's product has a smooth surface clear of any imperfections (raised grain, knots, furring). It will not crack, split or dent nor will not swell or degrade when wet. The moldings can be applied with the same methods as used by industry today for wood and wood composite products.
Furring is the raising of
the softer grain of the wood through sawing or planing.
	Sawable, nailed, screwed, drilled,
milled and painted
The product is white and does not require a primer coat of paint. In many applications one (1) finished coat of paint is all that is required. For the home builders, installers and "Do-it-Yourself" users this means less time and expense to complete a project.
3. Competition
The competition in the paint-grade, wood moldings industry is as follows:
Finger jointed pine
Finger Jointed Pine is the traditional trim and molding substrate and has wide market acceptance. However, the market share for this commodity product is slipping due in part to:
* Increasing cost for the substrate raw material
* Tendency to be labor intensive to finish (grain raising, knots, cracking, warping, finger joint separation, etc.)
Medium Density Fiberboard (MDF)
MDF has become the substitute for traditional finger jointed pine due to the lower cost to manufacture. However, the product has reluctant market acceptance and has experienced a difficult market introduction due in part to:
* The tendency for the product to be difficult to apply (nailing and screwing)
* The product furs-out when painted
* The product swells and degrades when wet
* The product is much heavier than traditional wood
Vinyl wrap wood products
Vinyl wrap wood composite products are another attempt by the manufacturers to offer a low cost alternative. However, this product has difficulties due in part to the following factors:
* These products do not wear well (dent, scratch, chip)
* The products are typically not well manufactured
* The process to produce the products is time consuming and capital intensive;
this results in generally lower margins
* The product has not gained wide market acceptance.



PVC and other plastic products
PVC/Plastic suppliers have attempted to make inroads in this market. Its attributes include:
* High cost to manufacture
* Difficult / different application
methodologies
* Limited non-industry standard profiles
* Toxic fumes
* The product has gained limited market share due to the low quality of the product.
4. Pricing
The Company's (FMCI) products are being sold in the
market at prices at least
40% less than Finger Jointed Pine, 25% less than PVC
and on a par with MDF and
vinyl wrapped wood. The Company's customers are
purchasing the product at these
prices to the full extent of its production capacity.
The lower selling price coupled with having a
superior product creates the
competitive position of our mouldings in the
construction industry. Our current
market share is almost not worth mentioning due to
the fact that we have just
recently commenced marketing the product.
5. Marketing
The Company has chosen to break the market into
categories that we will sell to
in a different manor as they each require a different
approach by our sales
staff.  The Company utilizes both the traditional
distribution channels for
construction materials, i.e. small lumber yards,
single home builders and the
"do-it-yourself" as well as direct sales to our key
identified accounts.
National Accounts
The large national accounts that the Company has
chosen to service directly are
concentrated in the:
1.   Supply and Install (Subcontractors to the large
home/tract builders or
independent contractors who bid on installing trim
for an entire subdivision
that a builder is putting in homes)
2.   Specialty products VAR (Door / Window / Trim)
(VAR means Value added
such as using our trim to produce part of a window or
door etc.)
3.   Large Wholesale Lumber Yards
We are currently dealing with Tamerack Lumber,
Plywood & Trim who
are both large
national type accounts in Canada and they are
purchasing product. Mattamey
Homes, Rosehill Homes and others to numerous to
mention are considered by us to
be national accounts.  None are being dealt with in
the United States.
4.   Distribution Channel
The Distribution Channel will be focused on servicing
the Small lumberyards,
Single Home Builders and the "Do-it-Yourself" market.
This will be
accomplished through direct sales by our in house
sales staff. We are  not
dependant on any one or more customers for our
business as the customer base
will be well spread out throughout North America.
Historically this business
does not operate on a contract basis but rather on a
purchase order basis as
product is needed.
This market is dominated by a small number of Retail
Chain stores in the United
States and Canada -
* U.S. -- Home Depot, Menard, True Value, Etc.
* Canada -- Home Depot, Lansing & Revelstoke,
Cashway, Home Centre, Beaver
Lumber, Etc.
The National accounts as listed above have been
talked to by our sales staff but
nothing has been concluded by way of any significant
sales to date.   Those
talked to have been Home Depot, Lansing and Cashway
in Canada only.
6. Manufacturing
The current Manufacturing Operation is located in a
10,000 sq.ft. facility that
will handle two complete extrusion lines.  The
Company has been producing
product to date on a pilot plant extrusion line that
has very limited capacity.
The Company must raise the sum of $700,000 to replace
this line with a full
production line.   The cashflow from this one line
will finance the additional
line without the Company having to seek additional
funding. Currently there is
no one large customer that is purchasing our product
as the sales mix of
customers is fairly wide spread.
The Company has recently recruited a tool and die
maker who will design
and manufacture all of its dies/calibrators/sizers
internally. The Company has
acquired a milling machine for this segment of
manufacturing. This internal
capability will enable the Company to respond rapidly
to the market requirements
for different or additional profiles.
The Company has acquired the following equipment for
the extrusion lines, 1 twin
screw extruder, 6 cooling tanks, 4 pullers, 1 cut-
offsaw, 4 dump tables and a
complete wood graining system.
The Company does not anticipate any difficulties or
adverse financial impact if
raw materials are disrupted from one supplier. As
previously mentioned, the
Company's raw materials are readily available
throughout Canada and the United
States from a wide variety of sources.
Description of Properties
The Company's executive offices are located at 5230
South Service Road,
Burlington, Ontario, Canada. The executive offices
are comprised of 11 rooms
covering 2,300 sq.ft. All general, sales and
administrative oversight of the
Company is conducted out of these offices. The
offices are leased on a month-to-
month basis. Rent is $1,271.00 (US) per month.
The Company also maintains production facilities
(FMCI whollyowned Subsidiary)
for its products at 5430 Harvester Road, Unit A,
Burlington, Ontario, Canada.
These production facilities are leased with the
current lease due to expire on
February 11, 2002. Rent is $4,290.00(US) per month.
At these facilities the
Company maintains all of its production and shipping
materials. The Company also
stores its raw materials at these facilities.
Directors, Executive Officers and Significant
Employees
The following table sets forth the identity of all
officers and directors of the
Company, their titles and when their term as
directors, if any, expires.
Name      Title as Director        Title as Officer
Term as
Director
Expires
Blaine C. Froats Chairman of the Board  CEO       May
31, 2001
Sean Froats         Director       Secy/Treasurer
May 31, 2001
The following table sets forth the identity of all
key personnel who are not
officers or directors of the Company and their
titles.
Name/Address/Occupation                 Title
William McMurdy                         Plant Manager
- FMCI
Glen Law                           Sales Manager -
FMCI
Business Experience of Directors, Officers and
Significant Employees
Sean Froats - Sean Froats, Secretary/Treasurer of the
Company was born on
February 26, 1971 in Canada. Mr. Froats began his employment career in 1989 with Price Club (Canada) in sales and marketing. In
December 1994 Sean Froats
began working for Canadian Imperial Bank of Commerce
("CIBC") as a customer
service representative. His primary duties at CIBC involved collection matters.
From June 1995 to the present, Mr. Froats worked for EFT, ESC and FMCI. His primary duties at these companies included day-to-day oversight of marketing and sales. Now Mr. Froats' principal responsibilities are as administrative assistant to the Chairman and the President. Mr.
Froats has a wife and one
child.
Blaine Froats - Blaine Froats, Chairman and CEO of the Company was born May 16, 1937. Over the past ten years Mr. Froats has devoted his full time to developing the process and technological know-how which forms the basis of the Company's business. He accomplished this while CEO of ESC, EFT, FMCI and
Environmental Plastics Corporation. Mr. Froats is responsible for general administrative matters at the Company and significantly involved in the planning and development for the Company and its products.
Blaine and his wife reside in
Ontario.
William McMurdy - William McMurdy, Plant Manager for
FMCI is 35 years old and
has been employed at FMCI since November 1998. Prior to working at FMCI Bill worked for Master Shield for 15 1/2 years. Mr.
McMurdy has been a plant manager
in the plastics extrusion field for approximately sixteen years. His experience also includes research and development and die design.
Glen Law - Glen Law, Sales Manager at FMCI was born on November 6, 1962 and has been working for FMCI since July 1998. Mr. Law has been a sales representative in the construction trim/molding industry for approximately thirteen years.
Before coming to FMCI, Glen was employed by Plywood &
Tent for one year.
Involvement in Certain Legal Proceedings
No officer or director of the Company has been the subject of any order, judgment or decree of any court of competent jurisdiction or any regulatory agency enjoining him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry or as an affiliated person, director, or employee of an investment company, bank, savings and loan association or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase and sale of any securities. Nor has any such person been the subject of any order of a state authority barring or suspending for more than sixty (60) days, the right of such person to be engaged in such activities or to be associated with such activities.
During the past five years no present or former officer, director or person nominated to become a director or officer of the
Company:
1. was a general partner or officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
2. was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3. was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
4. or was found by a court of competent jurisdiction
(in a civil action), the
Securities and Exchange Commission of the Commodities
Futures Trading Commission
to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.
Family Relationships
There are no family relationships between the directors or officers of the
Company, either by blood or marriage, except as follows: Sean Froats is an officer and director of the Company. Sean Froats is Blaine Froats', an officer and director of the Company, son.
Remuneration of Directors and Officers
1. Compensation.


No officer or director or key personnel of the Company has had aggregate compensation exceeding $50,000 (US) per year over the past 10 years.
There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any existing plan provided or contributed to by the Company or any of its subsidiaries.
Blaine Froats - Annual Salary - $ 60,000


Sean Froats    - Annual Salary - $ 50,000
No remuneration, other than as set forth above, for
Blaine Froats and Sean
Froats, is expected to be paid in the future, either
directly or indirectly, by
the Company to any officer, director or key person
under any plan presently
existing.
The Company does not have written employment
agreements with any of its officers
or employees. Neither does the Company have a bonus
plan. However, the Company
intends to enter into written employment agreements
with its officers and key
employees in the future. Also, the Company intends to
implement a stock bonus
plan in the future. The terms and conditions of such
plan and employment
agreements are subject to the approval of the
Company's board of directors in
their sole discretion.
Security Ownership of Management and Certain Security
Holders
Principal owners of the Company (those who
beneficially own directly or
indirectly 5% or more of the common stock presently
outstanding) starting with
the largest common stockholder, as of July 1, 2000
are:
Name/Address/  Number of Shares         Percentage of
Class of Shares
Occupation	     Now Held       the Total
First Floatilla (BWI) Inc. 1
200 North Service Rd.W. Suite 212
Oakville ON L6J 2Y1
	4,000,000      33.138%
Common
Blaine C. Froats


1901 Pilgrims Way,
Suite 905
Oakville ON L6M 2X2
	4,029,000      33.138%
Common
Sean Froats
1580 Parish Lane
Oakville, ON L6M 3E2
	4,000,000      33.138%
Common
J. Patrick & Marie


Keenan
8 Bedford Drive
Newtonville, NY          741,487        6.10%
Common
Note 1:Both Blaine Froats and Sean Froats are
shareholders in the Froats family
holding company being First Flotilla (BWI) Inc. which
is the record owner of
4,000,000 common shares.  Blaine Froats owns directly
29,000 common shares
separate of the family holding company.
* -- Does not include shares purchasable under common
stock options (see table
below).
The number of shares beneficially owned by officers
and directors, both
individually and as a group, as of July 1, 2000 is:
Name/Address/  Number of Shares         Percentage of
Class of Shares
Occupation	          Now Held       the Total
Sean Froats 1       4,000,000           33.138%
Common
530 Falgarwood Dr., #15


Oakville, Ontario L6H 1N3
Blaine C. Froats    1    4,029,000
33.138% Common
1901 Pilgrims Way, #905,


Oakville, Ontario L6J 2S2
All officers and
directors	          8,029,000           70.987%
Common
as a group (2 persons)
Note 1: Both Blaine Froats and Sean Froats are
shareholders in the Froats family
holding company - First Flotilla (BWI) Inc. which is
the record owner of
4,000,000 common shares.  Blaine Froats owns directly
29,000 common shares
separate of the family holding company.
-- Does not include shares purchasable under common
stock options (see table
below).
The number of common shares purchasable by option,
warrant or rights by officers
and directors, both individually and as a group, and
by persons owning 10% or
more of the common stock as of July 1, 2000 is:
Name of Holder Title/Amount of     Exercise  Date of
Date of
	Securities Called    Price    Exercise
Expiration
	For by Options,
of Option,
	Warrants or Rights
Warrants,


	Rights
None
All officers and


directors as a
group (2 persons) None
Note 1: Both Blaine Froats and Sean Froats are shareholders in the Froats family holding company - First Flotilla (BWI) Inc. which is the record owner of
4,000,000 common shares.  Blaine Froats owns directly
29,000 common shares
separate of the family holding company.
Interest of Management and Others in Certain
Transactions
Blaine Froats, an officer and director of the Company and owner of 29,000 common shares, was also a founder of FMCI, EFT and ESC. The
Company recently acquired
each of these companies on terms established by Blaine Froats. While management believes that the terms of acquisition were fair, no independent valuation was performed by or on behalf of the Company. Mr. Froats and his family through their private holding company First Flotilla (BWI)
Inc. received control over
4,000,000 shares of common stock of the Company as a result of the acquisitions.
Securities Being Offered
The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share. As of July 1, 2000, 11,779,586 shares of common stock were issued and outstanding.
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the board of directors. A majority vote is also sufficient for other actions that require the vote or concurrence of the stockholders
(except in matters in which more than a simple majority is required by law).
Holders of common stock are entitled to receive dividends, when, as and if declared by the board of directors, in its discretion, from funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any. The bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the
Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.
The common stock has no preemptive rights or
subscription, redemption or
conversion privileges. All of the outstanding shares
of common stock are fully
paid and nonassessable.
The transfer agent for the Company's common stock is
American Securities
Transfer & Trust, Lakewood, Colorado.
PART II
ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON STOCK AND
OTHER SHAREHOLDER MATTERS
	A.  Market Information:  The Company's common
stock is not presently
trading in any recognized public market. The Company
intends to seek sponsorship
of one or more NASD member registered securities
dealers and a quotation on the
NASDAQ Quotation System on either the OTC Bulletin
Board, Small Cap or National
Market.  No shares of the Company's common stock have
been registered with the
Securities and Exchange Commission or any state
securities agency or authority
(other than any state registration, if any, that may
have been required with
respect to private placements of Company securities).
	B.  Holders:   The number of record holders of
shares of the Company's
common stock as of July 1, 2000 is 403. The aggregate number of shares of the Company's common stock issued and outstanding as of July 1, 2000 was
11,779,586.
C. Dividends: The Company has not paid or declared any dividends on its common stock since its inception. Due to its present financial status it is not contemplated that any dividends will be declared or paid on the Company's common stock in the foreseeable future.
ITEM 2.   LEGAL PROCEEDINGS
The Company is not involved and has not been involved in any litigation and, to the best of its knowledge, is not aware of any facts that would likely lead to litigation. Further, management is not aware of any threatened litigation.
ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS
The Company's accountant and auditor is Gerald R.
Hinshaw, CPA. The Company has
no present intention to change accountants. At no time have there been any disagreements with such accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
In November 1998 the Company, through a number of transactions, acquired
Formulated Mouldings (Canada) Inc. ("FMCI"),
Environmental Shelter Corporation
Inc. ("ESC") and Environmental Fuel Technology, Inc.
("EFT"). In addition, the
Company also purchased a promissory note of FMCI from The Reclamation (US)
Corporation and also issued common stock to FMCI employees. The terms and conditions of these transactions are as set forth below.
EFT owned all right, title and interest in and to proprietary information concerning the production of fuel from scrap containerboard waste and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "EFT Plan"). Under the terms of the EFT Plan, the Company issued 544,500 shares of its voting common stock to the shareholders of EFT in exchange for all of the outstanding shares of EFT common stock. The book value of EFT was $544.50. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.
ESC owned all right, title and interest in and to proprietary technology and know-how regarding the production of extruded plastic sheeting from scrap diaper and other materials. These materials were then designed to be used in connection with plastic shelters. The Company acquired this technology by way of an agreement and plan of reorganization (the "ESC
Plan"). Under the ESC Plan, the
Company issued 665,000 voting common shares in exchange for all of the outstanding common stock of ESC. The book value of ESC was $665.00. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.
FMCI owned all right, title and interest in and to proprietary information concerning the production of extruded plastic moldings from scrap diaper and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "FMCI Plan"). Under the terms of the FMCI Plan, the Company issued 7,180,426 shares of its voting common stock to the shareholders of FMCI in exchange for all of the outstanding shares of FMCI common stock. The book value of FMCI was $324,281.25 Canadian or $214,025.63 (US). The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.
The Company also purchased a promissory note made by FMCI in the principal amount of $885,636.12 (Canadian) ($584,519.76 (US)).
FMCI borrowed this money
from The Reclamation (US) Corporation for a variety of purposes, including without limitation, working capital and research and development of its extruded plastic molding products. The Company issued
2,859,878 shares of its voting
common stock to purchase the promissory note and later extinguished the note in exchange for the transfer of technology from FMCI as security for the note. The shares were issued based upon Rule 504 promulgated under the Securities Act of
1933 as amended as well as Section 4(2) of said act.
The Company issued 472,000 shares of common stock to employees of FMCI. These shares were issued to acknowledge loyal, good and faithful service on the part of those employees. The shares were issued based upon Rule 504 promulgated under the Securities
Act of 1933, as amended, as well as Section 4(2) of said act.
ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
Delaware law (8 Del. Code Section 145) under certain circumstances provides for the indemnification of the Company's officers, directors and agents against liabilities that they may incur in such capacities.
The Company's Certificate of
Incorporation, as amended, provides indemnification to the fullest extent allowed by Delaware law. A summary of the circumstances under which such indemnification is provided is set forth herein.
In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is or was a party, as a result of such relationship, if that person's actions were in good faith, were believed to be in the Company's best interest and were not unlawful.
Unless such person is
successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel or by a vote of the shareholders that the applicable standard of conduct was met by the person to be indemnified.
The circumstances under which indemnification is granted in


connection with an
action brought by or on behalf of the Company are generally the same as set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in the Company's best interest and with respect to which such person was not adjudged liable for negligence or misconduct.
Indemnification may also be granted pursuant to the
terms of agreements that may
be entered into in the future or pursuant to a vote
of shareholders or
directors. The law also grants the Company the power
to purchase and maintain
insurance which protects its officers and directors
against liabilities incurred
in connection with their service in such position.
PART F/S
The financial statements for the Company for the
years ended May 31, 1996
through May 31, 1998, inclusive, have been examined
to the extent indicated in
reports by Gerald R. Hinshaw, independent certified
public accountant.
INDEPENDENT AUDITORS REPORT
To the Board of Directors and Stockholders of
Environmental Products Group, Inc.
(Formerly Versatech Environment Group, Inc.
	and Environmental Satellite Corporation)
3325 North Service Rd.
Burlington, Ontario, Canada L7N3G2
I have audited the balance sheets of Versatech
Environment Group, Inc. (A
Development Stage Company) (Formerly Environmental
Satellite Corporation) as of
May 31, 1998, 1997 and 1996 and the related
statements of operations and
shareholders' equity and of cash flows for the years
then ended. These
financial statements are the responsibility of the
Company's management.  My
responsibility is to express an opinion on these
financial statements based upon
my audit.   I conducted my audit in accordance with
generally accepted auditing
standards.  Those standards require that I plan and
perform the audit to obtain
reasonable assurance that the financial statements
are free of material
misstatement.  An audit includes examining, on a test
basis, evidence supporting
the amounts and disclosures in the financial
statements.  An
audit also includes
assessing the accounting principles used and
significant estimates made by
management, as well as evaluating the overall
financial statement presentation.
I	believe that my audit provides a reasonable basis
for my
opinion.
In my opinion, the financial statements referred to
above presents fairly, in
all material respects, the financial position of
VERSATECH ENVIRONMENT GROUP,
INC. as of May 31, 1998, 1997 and 1996, and the
results of its operations and of
cash flows for the years then ended in conformity
with generally accepted
accounting principles.  Pages 5 and 6, as related to
Statement of Changes in
Stockholders' Equity from December 31, 1987 to May
31, 1995, are "unaudited"
and shown for informational purposes only.
The Company has not commenced operations and is
considered a "Development Stage
Company." Additionally, the Company has not received
adequate funding to date
which raises doubt about its ability as a going
concern.
GERALD R. HINSHAW
Certified Public Accountant
Minooka, Illinois
November 24, 1998
VERSATECH ENVIRONMENT GROUP, INC.
(FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
A	DEVELOPMENT STAGE COMPANY
BALANCE SHEETS
MAY 31, 1998, 1997 AND 1996
			ASSETS
					1998
1997
1996
CURRENT ASSETS
	Cash in Bank			$     -0-   $
-0-
S	   -0-
				--------   ------
---    --------
OTHER ASSETS
Organization Costs (Note 3)              $  86,094
$   79,594
$	  77,594
				--------    -----
----    --------
		TOTAL ASSETS			  $  86,094
$   79,594
$	  77,594
						========
========= =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES


Accounts Payable/Accruals (Note 4)	   $  21,464
$   18,964
$	  16,964
	--------	-------     ---------
OTHER LIABILITIES
Loans/Advances due Shareholders (Note 5)     $
21,050   $ 17,050   $   17,050
	--------    ---------    ---------
	TOTAL LIABILITIES		     $  42,514
$   36,014
$	  34,014
	--------    ---------    ---------
STOCKHOLDERS' EQUITY	(SEE NOTE 8 - SUBSEQUENT
EVENTS)
	CAPITAL STOCK
Preferred Stock - 5,000,000 Shares


authorized at $.01 per share, No (0)
shares issued and outstanding.	        $     -
0-   $      -
0-   $      -0-
Common Stock - 20,000,000 Shares
authorized at $.001 per share,
60,782 shares issued and outstanding at
$.001 per share at May 31, 1998,
1997 and 1996 - ADJUSTED FOR 1 FOR 10
REVERSE SPLIT OCCURRING ON OCTOBER 23, 1998  61
61
61
(SEE NOTE 8/PAGE 4)
ADDITIONAL PAID-IN CAPITAL
(SEE NOTE 8/PAGE 4)		 43,519
43,519
43,519
					--------    ----
-----    --------
TOTAL STOCKHOLDERS' EQUITY	     $  43,580
$   43,580
$	  43,580
					--------    ----
-----    --------
TOTAL LIABILITIES AND
		STOCKHOLDERS' EQUITY	     $  86,094
$   79,594
$	  77,594
					========
========= =========
"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"
VERSATECH ENVIRONMENT GROUP, INC.
 (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
A	DEVELOPMENT STAGE COMPANY
STATEMENTS OF OPERATIONS
 For the Years Ending May 31, 1998, 1997 and 1996
				ACCUMULATED EARNINGS (DEFICIT)
			SINCE INCEPTION	         1998
1997
1996 ------------------------------------------------
-------------------------------
REVENUES	     $   -0-	       $    -0-
$   -0-
$	   -0-
-----------------------------------------------------
--------------------------
EXPENSES	   $   -0-	     $    -0-
$   -0-
$	   -0-
-----------------------------------------------------
------------
---------------
NET INCOME (LOSS) $   -0-                 $    -0-
$   -0-
$	   -0-
=====================================================
============ ===============
EARNINGS (LOSS)
PER SHARE        $  .00                  $   .00
$   .00
$	   .00
=====================================================
============ ===============
 "SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"
=====================================================
============ ===============
VERSATECH ENVIRONMENT GROUP, INC.
 (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
 A DEVELOPMENT STAGE COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
 FOR THE YEARS ENDED MAY 31, 1998, 1997 AND 1996
-----------------------------------------------------
--------------------------
PREFERRED STOCK - No (0) Shares issued and
outstanding out of 5,000,000 shares
authorized. -----------------------------------------
--------------------------------------
COMMON                    Common Stock
Additional STOCK                   No. of
Paid-In
ONLY                  Shares        Amount
Capital
Total -----------------------------------------------
--------------------------------
Totals as of May 31,
			1995              607,817      $     608
$  42,972 $43,580
=====================================================
============ ===============
NO CHANGES FOR
 PERIOD 6/1/95
TO 5/31/98                -0-              -0-
-0-
-0-
-----------------------------------------------------
--------------------------
Totals as of May 31,
			1998              607,817      $     608
$  42,972 $43,580
=====================================================
============ ===============
ADJUSTMENT TO FINANCIAL
 STATEMENTS REFLECTING
 1 FOR 10 REVERSE STOCK
SPLIT ON 10/23/98      (547,035)          (547)
547
-0---------------------------------------------------
----------------------------


ADJUST
ED
TOTALS
AT
 MAY
31,
1998
TO
REFLEC
T
BALANC
E
SHEET
AMOUNT
S FOR


THIS TRANSACTION         60,782      $      61
$  43,519
$43,580
=====================================================
============ ===============
"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"
 VERSATECH ENVIRONMENT GROUP, INC.
 (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
 A DEVELOPMENT STAGE COMPANY
"UNAUDITED"
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
 FOR THE PERIOD DECEMBER 31, 1987 TO MAY 31, 1995
(Shown for Informational Purposes Only)
-----------------------------------------------------
-----------
---------------
PREFERRED STOCK - No (0) Shares issued and
outstanding out of 5,000,000 shares
authorized. -----------------------------------------
--------------------------------------
COMMON                    Common Stock
Additional STOCK                   No. of
Paid-In
ONLY                Shares        Amount
Capital
Total -----------------------------------------------
--------------------------------
Axelsen Advertising and Research, Inc.
	December 31, 1987,
1988 and 1989         6,000      $       6        $
994
$1,000 ----------------------------------------------
---------------------------------
District Corp.           20,000      $     200
$     800 $1,000
On November 14, 1990 the shareholders of Axelsen
Advertising & Research, Inc.
exchanged all 6,000 shares of common stock for all
20,000 shares of common stock
of District Corporation, with District Corporation
being the surviving
corporation. ----------------------------------------
---------------------------------------
District Corporation
		105 to 1 Share
				Stock Split       2,100,000 #    $   2,100
$  (1,100) $1,000
 (November 19, 1990)
		Stock Issuance
			for License        2,900,000 +    $   2,900
$     -0$	2,900
(November 19, 1990)   ---------       --------
---------
--------
		Totals - 11/19/90   5,000,000 *    $   5,000
$  (1,100) $	3,900
				=========       ========
========= ======== ----------------------------------
---------------------------------------------
Totals as of December 31, 1990
		and May 31, 1991
			Environmental	5,000,000 *    $   5,000
$  (1,100)
$	 3,900
Satellite Corporation  =========       ========
========= =========
=====================================================
============ ===============
#	Action by the Board of Directors of District
Corporation on
November 19, 1990
forward split the common stock on a 105 to 1 basis;
maintained par value at
$.001 per share after the stock split; increased
authorized common shares from
1,000,000 to 100,000,000.
+	Action by the Board of Directors of District
Corporation on
November 19, 1990
acquired an exclusive license agreement (SEE NOTE 3)
in exchange for 2,900,000
shares of common stock.
*	On November 19, 1990 the Company, Environmental
Satellite
Corporation merged
with District Corporation in a share for share common
stock exchange wherein the
stockholders of District Corporation exchanged their
shares of stock for those
of Environmental Satellite Corporation, leaving
Environmental Satellite as the
surviving Corporation.  District Corporation
originally merged with Axelsen
Advertising and Research, Inc., a Utah corporation
incorporated on December 1,
1976, on November 14, 1990, leaving District
Corporation as the surviving
corporation.  (SEE COMMENT ABOVE)
=====================================================
============ ===============
Write off of
		Licensing Cost
			on 5/31/92	      -0-            -0-
(2,900)
(2,900)
	Waiver of Shareholder
		Loans on 5/31/92	      -0-            -0-
42,580
42,580 ----------------------------------------------
---------------------------------
Totals as of (Environmental Satellite Corporation)
		May 31, 1992	5,000,000      $   5,000
$  38,580
$43,580
=====================================================
============ ===============
Stock issued 7/1/92 for
		services rendered	  341,667            342
(342)
-0---------------------------------------------------
----------------------------
Totals as of (Environmental Satellite Corporation)
		May 31, 1993	5,341,667      $   5,342
$  38,238
$43,580
=====================================================
============
===============
NAME CHANGED TO VERSATECH ENVIRONMENT GROUP, INC.
(JUNE 12, 1993) Stock issued for


		debenture cancellation
		on June 14, 1993       70,000	     70
(70)          -0-
	Stock issued for consulting


		agreements canceled (2)
		on June 23, 1993 (1)  162,500	    163
(163)          -0-
			(2)   62,500	     62
(62)          -0-------------------------------------
------------------------------------------
New Totals at 6/23/93  5,636,667      $   5,637
$  37,943 $43,580
(Before Reverse Stock Split) ------------------------
-----------------------------------------------------
--
New Totals after Board Approved
Reverse Stock Split (1 for 10)
Effective 6/30/93       563,667      $     564
$  43,016
$43,580
	Stock issued 7/29/93
		for services rendered  44,150	     44
(44)
-0-
		(Third St. Funding) ------------------------------
-------------------------------------------------
Totals as of May 31, 1994
and May 31, 1995       607,817      $     608
$  42,972
$43,580
=====================================================
============ ===============
"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"
VERSATECH ENVIRONMENTAL GROUP, INC.
 (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
 A DEVELOPMENT STAGE COMPANY
-----------------------------------------------------
-----------
---------------
 STATEMENT OF CASH FLOWS ----------------------------
---------------------------------------------------
 FOR THE YEARS ENDING MAY 31, 1998, 1997 AND 1996
				1998
1997
1996 ------------------------------------------------
-------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)		   $   -0-
$   -0-
$	  -0-
-----------------------------------------------------
--------------------------
NET CASH PROVIDED (USED) BY
	OPERATING ACTIVITIES	   $   -0-
$   -0-
$	  -0-
=====================================================
============ ===============
CASH FLOWS FROM


	INVESTING ACTIVITIES
	Decrease in Accounts Payable
$(4,000)    $   -0-


$	  -0-
-----------------------------------------------------
--------------------------
NET CASH PROVIDED (USED) BY
INVESTING ACTIVITIES                     $(4,000)
$   -0-
$	  -0-
=====================================================
============ ===============
CASH FLOWS FROM FINANCING ACTIVITIES
	Loans from:
Shareholder                            $ 4,000     $
-0-
$	  -0-
-----------------------------------------------------
--------------------------
 NET CASH PROVIDED (USED)
FROM FINANCING ACTIVITIES                $ 4,000
$   -0-
$	  -0-
=====================================================
============ ===============
NET INCREASE
	(DECREASE)
IN CASH                                $   -0-     $
-0-
$	  -0-
CASH - BEGINNING OF YEAR                   $   -0-
$   -0-
$	  -0-
-----------------------------------------------------
--------------------------
CASH - END OF PERIOD                       $   -0-
$   -0-
$	  -0-
=====================================================
============ ===============
"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"
=====================================================
============ ===============
VERSATECH ENVIRONMENT GROUP, INC.
 (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)
 A DEVELOPMENT STAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
 MAY 31, 1998, 1997 AND 1996
1. ORGANIZATION
The Company was incorporated on September 26, 1990
under the
laws of the State
of Delaware. On November 19, 1990, the Company merged
with District Corporation,
a	company incorporated under the laws of the State of
Nevada, in
a	share for
share stock exchange wherein the shareholders of
District Corporation, exchanged
their shares of stock for those of Environmental
Satellite Corporation, leaving
Environmental Satellite Corporation as the surviving
corporation. This exchange
was accounted for as a tax-free reorganization under
Section 368 (a) (1) (c), or
338H-10, the Internal Revenue Service Code, 1986, as
amended. This method
provides for a tax-free exchange of assets, subject
to
liabilities, for common
stock.  District Corporation originally merged with
Axelsen Advertising and
Research, Inc., a Utah corporation incorporated on
December 1, 1976, on November
14, 1990.
The Company is considered a development stage company
as
defined in Statement
of Financial Accounting Standards No. 7, "Accounting
and Reporting by
Development Stage Enterprises."
On June 12, 1993, the shareholders consented to
changing the
Company's name to
VERSATECH ENVIRONMENT GROUP, INC. The Company also
decided that it will be in
the business of the manufacture and sales of more
environmentally friendly
products for the construction and automobile
industries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A.  The accrual method of accounting is employed to
meet
generally accepted
accounting principles (GAAP).
B.   Organization Costs (See Note 3) - Organization
costs will be amortized
over sixty (60) months using the straight-line method
of amortization,
upon commencement of operations.
C.
		The Company is presently considered a
"Development Stage Company", per
SFAS No. 7.
C.  Income Taxes - No provision for income taxes has
been made
because the
Company had not commenced operations as of May 31,
1998.
	D.  Accounts Payable/Accruals  (See Note 4)
	E. Loans/Advances due Shareholders  (See Note 5)
F. Capital Stock/Additional Paid-In Capital  (See
Statement of
Changes in
Stockholders' Equity - Audited (See Page 4/Note 8);
Unaudited Portion (See Pages
5,6)
	G.  Contingencies  (See Note 6)
	H.  Commitments  (See Note 7)
I. Litigation - There is no pending litigation as represented by the corporation's management.
	J.  Subsequent Events (See Note 8)
3. ORGANIZATION COSTS
	Organization costs are made up of the following items:



	1998	 1997
1996
			Incorporation, filings, etc.
$19,000   $17,000 $15,800
			FCN Financial Services, Inc.-Merger Fees
36,000	36,000
36,000
			United Stock Transfer - Transfer Agent
	4,514	 4,514
4,514
			Audit and accounting fees
	21,500	17,000
17,000
			Standard and Poor's - Listing Fees
	2,080	 2,080
2,080
		Consulting Fees
	2,750	2,750
2,750
			Miscellaneous Costs
250	   250
250
						----
--	------
------
					Total - Organization Costs
$86,094   $79,594 $77,594
======	 ======	======
4.  ACCOUNTS PAYABLE/ACCRUALS
Accounts payable/accruals are made up of the
fol
low
ing
ite
ms:
199
8	 1997
1996
		Accounting/Audit Fees                     $
8,500   $ 4,000 #	$ 4,000 #
		Legal Fees
	2,000	 1,000
-0-
		Filing Fees
	11,200	10,200
9,200
		Stock Transfer Agent Fees
	3,764	 3,764
3,764
						----
--	------
------
				Total - Accounts Payable/Accruals
$21,464   $18,964 $16,964

	======	======
======
# Balance due for audit of May 31, 1995 and 1994, which was paid during FY
5/31/98. Balance due of $8,500.00 at 5/31/98 is for
audit period May 31, 1998,


1997 and 1996.
5.  LOANS/ADVANCES DUE SHAREHOLDERS
A	shareholder advanced payment of $17,050.00 in late
1993 on
behalf of the
corporation in payment of fees incurred by the
corporation at May 31, 1993.  No
terms of repayment or interest has been established
as of the report date. The
amount of $17,050.00 was still owed the shareholder
on May 31, 1994, 1995, 1996
and 1997.  In fiscal year ending May 31, 1998, the
same shareholder advanced
payment of $4,000.00 for the audit fee due at May 31,	1995.  At
May 31, 1998,
the total owed this shareholder totaled $21,050.00.
No terms of repayment or
interest has been established as of the report date.

6. CONTINGENCIES
These financial statements have been prepared on the
basis of
accounting
principles applicable to a going concern.  The
ability of the Company to
continue is dependent on its ability to raise working
capital and realize
profitable operations.
7.  COMMITMENTS
Stock options for 275,000 shares of common stock,
held by
shareholders and
directors, exercisable at $.10 (ten cents) per share,
expired on October 11,
1994.  All restricted common stock issued has expired
except for the 44,150
common shares issued on July 29, 1993 and those
restricted shares expired on
July 29, 1995, during the fiscal year ending May 31,
1996.  The common stock
issued on July 29, 1993 was to Third Street Funding
for services rendered to the
Company.   The restricted common stock was accounted
for when issued.  The
expiration of restricted common stock related to a two year holding period before becoming free trading common stock.
The Company had no other commitments as of the report date.
8.  SUBSEQUENT EVENTS
On October 21, 1998, the State of Delaware approved a name change for the
Company to ENVIRONMENTAL PRODUCTS GROUP, INC.
Additionally, the State of
Delaware approved the changing of the authorized common shares from 100,000,000 shares to 20,000,000 shares at the same $0.001 par value; the elimination of the authorized 5,000,000 shares of preferred stock;
and the each share having
one vote on all matters to which they are entitled to vote, without any right to cumulative voting.
On October 23, 1998, the Board of Directors and controlling shareholder approved a reverse stock split of 1 for 10 shares of common stock, effective on that date.
On November 20,1998, the Company purchased three (3)
Canadian
companies;
namely (1)Formulated Mouldings (Canada), Inc.; (2)
Environmental Fuel
Technology, Inc.; and (3)Environmental Shelter
Corporation. These companies were
purchased for 8,389,926 common voting shares.

Financial Statements of
FORMULATED MOULDINGS (CANADA) INC.
For the year ended May 31, 1998 (All figures in
Canadian Dollars)
AUDITORS' REPORT
To the Shareholders of
FORMULATED MOULDINGS (CANADA) INC.
We have audited the balance sheet of Formulated
Mouldings (Canada) Inc. as at
May 31, 1998, and the statement of income and
retained earnings, and changes in
financial position for the year then ended.  These
financial statements are the
responsibility of the company's management. Our
responsibility is to express an
opinion on these financial statements.
We conducted our audit in accordance with generally
accepted auditing standards.
These standards require that we plan and perform an
audit to obtain reasonable
assurance whether the financial statements are free
of material misstatements.
An audit includes examining, on a test basis,
evidence supporting the amounts
and disclosures in the financial statements.  An
audit also includes assessing
the accounting principles used and significant
estimates made by management, as
well as evaluating the overall financial statement
presentation.
In our opinion, these financial statements present
fairly, in all material
respects, the financial position of the company as at
May 31, 1998, and the
results of its operations and the changes in its
financial position for the year
then ended in accordance with generally accepted
accounting principles.
TORONTO, Ontario
/s/Tinkham & Associates
June 30, 1998
CHARTERED ACCOUNTANTS
Balance Sheet
As at May 31, 1998, with comparative figures for May
31, 1997 1998
1997
ASSETS
Current assets
Bank                          $	6,308
$705
Accounts receivable	12,446         -
Due from related party (note 2)	     9,499
6,276
Inventory	45,585         -
Prepaid expenses	     5,168
6,779
		-------        ---
----
	Total Current Assets	     79,006
13,760
		=======
=======


Capital assets (note 3)		230,868		5,284
	Total Assets             $	309,874
	$19,044
		=======
	=======
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
$81,873
$-
Note payable - related party (note 4)	576,520		30,840
		-------	-
-----
	Total Liabilities		$658,393		$30,840
		========
	=======
SHAREHOLDERS' EQUITY
Common shares (note 5)		$1		$1
Retained earnings		(348,520)		(11,797)
		--------	-
-------
Total Liabilities & Shareholders' Equity
$309,874		$
19,044
		========
	========
Statement of Income and Retained Earnings
Year ended May 31, 1998, with comparative figures
for period ended May 31, 1997
		1998
	1997
Sales	$	2,082			$-
		======
	=======
Expenses
Advertising and promotion		570		-
Amortization	21,603	-


Automobile		113		-
Bank Charges	493		67


Building maintenance		1,625			-
Casual labour	34,653	1,250
Consulting fees		24,825		-


Dues and subscriptions		80		-
Equipment rental		2,577			206
Forklift lease	9,831		-
Insurance	1,860		-
Miscellaneous	3,479		251
Office supplies		8,232			797
Plant supplies	15,619
	783


Postage and delivery		448		-
Printing & reproductions	887		-
Professional services
	13,586		-
Rent		48,576	6,529


Repairs and maintenance		1,041			-
Research and development	4,049		-
Security	1,919		-
Shipping and receiving		2,683			160
Telephone	9,756		944
Travel and entertainment	1,063		410
Utilities	11,849
	400


Wages and benefits	117,388	-
		--------	--------
	Total Expenses	338,805	11,797
		-------	--------
Net (loss) for the year
	$(336,723)
$(11,797)
		=========	=========


Retained earnings (deficit), June 1
	(11,797)
-
Retained earnings (deficit), May 31	$
	(348,520)
$(11,797)
Statement of Changes in Financial Position
Year ended May 31, 1998, with comparative figures
for period ended May 31, 1997
	1998			1997
Operating activities
Cash provided (used) by operations
Net (loss) for the year	$	(336,723)
$(11,797)
Charges to income not involving cash
Amortization of capital assets		21,603	-
--------- ----
----(315,120)
(11,797)
Changes in non-cash working capital components


Accounts receivable	(12,446)
	-
Due to related party		(3,223)
	(6,276)
Inventories		(45,585)
-
Prepaid expenses		1,611
(6,779)
Accounts payable and accrued liabilities
	81,872    -


Note payable - related party		545,680
	30,840
	--------  -------
-
	567,909	17,785
Increase in cash from operating
Activities		252,789
	5,988
Financing activities
Issue of common share			-	1
Investing activities
Purchase of capital assets (net)		(247,186)
(5,284)
Increase in cash		5,603
705
Cash, June 1	705		-
Cash, May 31                  $	6,308		$
705
Notes to Financial Statements
May 31, 1998
1.   Accounting policies
The financial statements have been prepared by management in accordance with generally accepted accounting principles. The preparation of Formulated
Mouldings (Canada) Inc. financial statements in conformance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expense during the reporting period.  Actual
results could differ from such estimates.
Significant accounting policies are:
(a) Inventory
Inventory is valued at the lower of cost and
estimated net realizable value,
with cost being determined on a first-in, first-
out basis.
(b) Capital assets, and amortization
Capital assets are valued at historical cost.
Amortization is calculated using
the straight-line balance method based on the
following annual rates:
	Furniture and equipment  20%


Computer equipment
25%
	Leasehold
improvements
	20%
	Machine and
equipment
	10%
	Dies
20%
2.	Due from related
party


Amounts due from related party are non-interest
bearing and without specific
terms of repayment.
3.	Capital assets
				1998
1997
			Accum.	Net Book
Net Book
		Cost	Amort.	Value
Value
Furniture and equipment  $23,225   $2,323    $20,902
$3,164 Computer equipment  66,251	8,281
57,970    1,105
Leasehold improvements   12,920    2,584
10,336    1,015 Machinery and equipment  131,855
6,593          125,262   Dies		18,220
	1,822	     16,398    -
		$252,471  $21,603	$230,868
$5,284
4.	Note payable - related party
The note payable to a related party is non-interest
bearing and has no fixed
terms of repayment.
5.	Common shares
		1998	1997
Authorized
Unlimited common shares
Issued
1 common share $	1	$    1
6.	Lease commitments
The company has a lease commitment for its premises and requires payments as follows:


Year
Amount
1
9
9
9
$
4
1
,
7
9
0
2
0
0
0
4
4
,
4
0
2
2
0
0
1
4
6
,
6
4
1
2
0
0
2
4
8
,
8
7
9
2
0
0
3
8
,
2
0
9


Equipment lease commitments require monthly payments of $577 and expire June,
1999.
PART III
ITEM 1.   INDEX TO EXHIBITS
The exhibits filed with this Form 10-SB are as follows:
2 (i)
A. Certificate of Incorporation of the Company, as amended
B. Certificate of Incorporation of FMCI, as amended


C. Certificate of Incorporation of
EFT, as amended D. Certificate of
Incorporation of ESC, as amended
2. (ii)
E. Bylaws of the Company
F. Bylaws of FMCI


G.
Byla
ws
of
EFT
H.
Byla
ws
of
ESC
3.


I. Specimen Common Stock Certificate
6.
J. Lease Agreement dated  May 1997 by and between
Fairgate Centre Ltd. and The
Reclamation (US) Corporation.
K. Agreement and Plan of Reorganization between the Company and FMCI dated
November 20, 1998
L. Agreement and Plan of Reorganization between the Company and EFT dated
November 20, 1998
M. Agreement and Plan of Reorganization between the Company and ESC dated
November 20, 1998
SIGNATURES
	In accordance with Section 12 of the Securities
Exchange Act of 1934, the
registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
		ENVIRONMENTAL PRODUCTS
GROUP, INC.

	By:_____________________________


Blaine C. Froats, Chairman/CEO